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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)*


                           Employee Solutions, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                               No Par Value Common
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   2921661051
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                   Aaron Brown
--------------------------------------------------------------------------------
                                eRaider.com Inc.
                           372 Central Park West, #9M
                               New York, NY 10025
                                 (212) 865-7034
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 April 28, 2000
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 292166105

        1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

           eRaider.com Inc.                                13-4067714
           Aaron Brown, controlling person
           Dr. Martin Stoller, controlling person

        2. Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)    ..............................................................
           (b)    X


        3. SEC Use Only
           .....................................................................


        4. Source of Funds (See Instructions) None


        5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
           Items 2(d) or 2(e) .................


        6. Citizenship or Place of Organization eRaider is a Delaware corporation, Aaron Brown and Martin Stoller are US citizens

Number of            7.  Sole Voting Power           0
Shares
Beneficially         8.  Shared Voting Power         0
Owned by
Each                 9.  Sole Dispositive Power      0
Reporting
Person              10.  Shared Dispositive Power    0
With


       11. Aggregate Amount Beneficially Owned by Each Reporting Person 0


       12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions) ...........


       13. Percent of Class Represented by Amount in Row (11) 0%


       14. Type of Reporting Person (See Instructions) CO

ITEM 1. SECURITY AND ISSUER

No par value Common Stock

Employee Solutions, Inc.
2929 East Camelback Road Ste 220
Phoenix, AZ  85016

ITEM 2. IDENTITY AND BACKGROUND

If the person filing this statement or any person enumerated in Instruction C of this statement is a corporation, general partnership, limited partnership, syndicate or other group of persons, state its name, the state or other place of its organization, its principal business, the address of its principal office and the information required by (d) and (e) of this Item. If the person filing this statement or any person enumerated in Instruction C is a natural person, provide the information specified in (a) through (f) of this Item with respect to such person(s).

        (a)                    Name;
                               eRaider.com Inc.
                               Aaron Brown, controlling person
                               Dr. Martin Stoller, controlling person
        (b)                    Residence or business address;
                               372 Central Park West, 9M
                               New York, NY 10025
        (c)                    eRaider.com Inc.
                               372 Central Park West, 9M
                               New York, NY 10025
        (d)                    No

        (e)                    No

        (f) eRaider.com Inc. is a Delaware corporation Aaron Brown and Martin Stoller are US citizens


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

None

ITEM 4. PURPOSE OF TRANSACTION

eRaider.com Inc. intends to organize Xxxxxxxx Xxxxxxxxx shareholders at the eRaider website for the purpose of aggressive oversight and improved value.


         (a)                    The owners of eRaider also own
                                and control Privateer Asset
                                Management Inc. which manages
                                the Allied Owners Action Fund,
                                a public open-end mutual fund.
                                The Allied Owners Action Fund
                                has acquired approximately 5%
                                of the shares of Employee Solutions, Inc.
         (b) No plans but such suggestions may be made by other shareholders organized on the eRaider website.
         (c) No plans but such suggestions may be made by other shareholders organized on the eRaider website.

         (d) No plans but such suggestions may be made by other shareholders organized on the eRaider website.
         (e)                    eRaider believes Employee Solutions
                                should become debt-free as quickly as
                                practical. Other suggestions
                                may be made by other
                                shareholders organized on the
                                eRaider website.
         (f)                    eRaider believes Employee Soltions
                                should grow rapidly by focusing on
                                what eRaider considers to be the core
                                business. Other suggestions may
                                be made by other shareholders
                                organized on the eRaider
                                website.
         (g)                    eRaider believes Employee Solutions
                                should eliminate their poison pill
                                bylaws and stop offering golden
                                parachutes in employment contracts.
                                Other
                                suggestions may be made by
                                other shareholders organized on
                                the eRaider website.
         (h)                    eRaider believes Employee Solutions
                                should strive to recover its Nasdaq
                                listing. Other suggestions may be made
                                by other shareholders organized
                                on the eRaider website.
         (i) No plans but such suggestions may be made by other shareholders organized on the eRaider website.
         (j) No plans but such suggestions may be made by other shareholders organized on the eRaider website.



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        (a)                    36,182,547

        (b)                    1,523,000

        (c) Allied Owners Action Fund purchased all shares in the open market

        (d)                    None

        (e)                    N/A



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 28, 2000
---------------------------
Date

/s/ AARON BROWN
---------------------------
Signature

    Aaron Brown, President
---------------------------
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.



            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)